UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the six months ended June 30, 2024
Commission File Number:  001-16601

FRONTLINE PLC
(Translation of registrant's name into English)

John Kennedy, 8 Iris Building, 7th Floor, Flat/Office 740B, 3106, Limassol
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 to this Report on Form 6-K are the Unaudited Condensed Consolidated Interim Financial Statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Frontline plc (the “Company”) for the six months ended June 30, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE PLC (registrant)

Dated: September 27, 2024	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRONTLINE PLC

Throughout this interim report, the "Company," "we," "us" and "our" all refer to Frontline plc and its subsidiaries. Unless otherwise indicated, all references to "USD," "US$" and "$" in this interim report are U.S. dollars. This management's discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2023.

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2024.

General

As of June 30, 2024, the Company’s fleet consisted of 82 vessels owned by the Company (41 VLCCs, 23 Suezmax tankers, 18 LR2/Aframax tankers), with an aggregate capacity of approximately 17.9 million DWT.

On October 9, 2023, Frontline entered into a Framework Agreement (the "Framework Agreement") with Euronav NV ("Euronav"). Pursuant to the Framework Agreement, the Company agreed to purchase 24 VLCCs with an average age of 5.3 years, for an aggregate purchase price of $2,350.0 million from Euronav (the "Acquisition").

All of the agreements relating to the Acquisition came into effect in November 2023. In December 2023, the Company took delivery of 11 of the vessels for consideration of $1,112.2 million. In the first quarter of 2024, the Company took delivery of the 13 remaining vessels for consideration of $1,237.8 million.

In January 2024, the Company announced that it had entered into an agreement to sell its five oldest VLCCs, built in 2009 and 2010, for an aggregate net sales price of $290.0 million. The vessels were delivered to the new owner in the six months ended June 30, 2024. After repayment of existing debt on the vessels, the transaction generated net cash proceeds of approximately $208.0 million, and the Company recorded a gain of $68.6 million in the six months ended June 30, 2024.

In January 2024, the Company entered into an agreement to sell one of its oldest Suezmax tankers, built in 2010, for a net sale price of $45.0 million. The vessel was delivered to the new owner in the six months ended June 30, 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of approximately $32.0 million, and the Company recorded a gain of $11.8 million in the six months ended June 30, 2024.

In March 2024, the Company entered into an agreement to sell one of its oldest Suezmax tankers, built in 2010, for a net sale of $46.9 million. The vessel was delivered to the new owner in the six months ended June 30, 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of approximately $34.0 million, and the Company recorded a gain of $13.8 million in the six months ended June 30, 2024.

In June 2024, the Company entered into an agreement to sell its oldest Suezmax tanker, built in 2010, for a net sale price of $48.5 million. The vessel is expected to be delivered to the new owner during the fourth quarter of 2024. After repayment of existing debt on the vessel, the transaction is expected to generate net cash proceeds of approximately $36.5 million, and the Company expects to record a gain of approximately $18.0 million in the fourth quarter of 2024.

In March 2024, the Company entered into a fixed rate time charter-out contract for one VLCC to a third party on a three-year time charter at a daily base rate of $51,500. The charter commenced in the third quarter of 2024.

In April 2024, the Company entered into a time charter-out contract for one Suezmax tanker to a third party on a three-year time charter at a daily base rate of $32,950 plus 50% profit share.

In June 2024, the Company attended an introductory hearing before the Enterprise Court in Antwerp, Belgium, in response to a summons received from certain funds managed by FourWorld Capital Management LLC (“FourWorld”) in connection with their claims pertaining to the integrated solution for the strategic and structural deadlock within Euronav announced on October 9, 2023, and Euronav’s acquisition of CMB.TECH NV. FourWorld claims that the transactions should be rescinded and in addition has requested the court to order Compagnie Maritime Belge NV and Frontline to pay damages in an amount to be determined in the course of the proceedings. A procedural calendar has been agreed and the case is scheduled for oral court pleadings in May 2026, after which a judgment will be rendered. The Company finds the claims to be without merit and intends to vigorously defend against them.

Fleet changes1

(number of vessels)	Six months ended June 30, 2024	Six months ended June 30, 2023	Year ended December 31, 2023
VLCCs
At the beginning of the period	33	21	21
Other acquisitions/newbuilding deliveries	13	2	13
Disposals	(5)	(1)	(1)
At the end of the period	41	22	33
Suezmax tankers
At the beginning of the period	25	27	27
Disposals	(2)	(2)	(2)
At the end of the period	23	25	25
LR2/Aframax tankers
At the beginning and the end of the period	18	18	18
Total
At the beginning of the period	76	66	66
Other acquisitions/newbuilding deliveries	13	2	13
Disposals	(7)	(3)	(3)
At the end of the period	82	65	76

Tanker Market Update

Global oil consumption, as reported by the Energy Information Administration (“EIA”), averaged 102.3 million barrels per day (“mbpd”) in the first half of 2024, 1.0 mbpd higher than the first half of 2023. Looking ahead, demand is projected to accelerate in the second half of the year, potentially reaching 104.9 mbpd in December 2024.

Oil supply remained stable in the first half of 2024, averaging 101.9 mbpd, as compared to 101.3 mbpd for the first half of 2023. The Organization of the Petroleum Exporting Countries’ (“OPEC”) supply cut strategy remains in effect, resulting in an average production decrease of 0.6 mbpd compared to the second quarter of 2023. We continue to observe the trend where countries outside of OPEC are increasing their production. Compared to the same quarter last year non-OPEC countries increased their production with 1.2 mbpd. Looking one year ahead, the EIA anticipates additional non-OPEC production growth of 1.5 mbpd, potentially reaching an output of 71.7 mbpd.
1 Table excludes vessels commercially managed on behalf of third parties and related parties.

However, the crude oil markets are seeing concerning developments. According to industry sources and based on the tracking of oil movements, the volume of oil exported from sanctioned countries has increased in the recent years, now amounting to 18.0% of all waterborne crude and condensate, estimated to be around 41.0 mbpd. Russia makes up a large portion of this and as EU and G7 sanctions continue to tighten, the transportation of Russian oil and products appears to attract a growing number of non-compliant vessels often referred to as the ‘grey fleet’. With such a large part of the trade employing questionable actors, an approximately 6% of the global VLCC, Suezmax and Aframax tanker fleet is reported to be sanctioned by the U.S. Office of Foreign Asset Control (OFAC). The average age of the global tanker fleet continues to rise with 13.0% of the above-mentioned asset classes over 20 years of age. This generation of tonnage are not normally used for oil transportation by compliant charterers and owners. The International Maritime Organization (IMO) has stated a clear regulatory path to reduce the industry’s carbon footprint with 20 to 30% by 2030. In addition, the UN organization’s commitment to the safety and security of shipping has placed increasing scrutiny on vessel owners. We believe it will be challenging to meet these ambitious goals since the environmental credentials of a tanker built prior to 2004 will not change without significant and potentially prohibitive investment.

The overall tanker order book for the asset classes that Frontline owns is now 15.3% of the existing global fleet, with 54, 94, and 147 vessels on order for VLCCs, Suezmax tankers and LR2 tankers, respectively. According to industry sources, only one VLCC is expected for delivery in the remainder of 2024 and five are expected to be delivered in 2025, thus increasing optimism for this asset class in particular. The growth in the order books is predominantly for deliveries scheduled in 2026 and 2027 and is not expected to affect the overall outlook of the tanker market in the near term due to the general age profile of the existing fleet.

Results of Operations

Amounts included in the following discussion are derived from our Unaudited Condensed Consolidated Interim Financial Statements for the six months ended June 30, 2024 and June 30, 2023.

Total revenues, voyage expenses and commissions

(in thousands of $)	2024	2023
Time charter revenues	35,670	30,908
Voyage charter revenues	1,093,207	971,049
Administrative income	5,546	8,138
Total revenues	1,134,423	1,010,095

Voyage expenses and commissions	404,983	315,437

Time charter revenues increased by $4.8 million in the six months ended June 30, 2024 as compared to the six months ended June 30, 2023 due to the net increase in the number of vessels on long-term and short-term time charters since January 1, 2023.

Voyage charter revenues increased by $122.2 million in the six months ended June 30, 2024 as compared to the six months ended June 30, 2023 primarily due to:

•an increase of $316.8 million due to the delivery of the 24 VLCCs acquired from Euronav onto voyage charters since January 1, 2023.

This factor was partially offset by:

•a decrease of the $96.5 million due to the sale of six VLCCs and four Suezmax tankers since January 1, 2023,
•a decrease of $80.2 million due to the decrease in market freight rates, and

•a decrease of $17.9 million due to the net increase in the number of vessels on long-term and short-term time charters since January 1, 2023.

Administrative income primarily comprises the income earned from the technical and commercial management of related party vessels, newbuilding supervision fees derived from related parties and administrative services provided to related parties. The decrease in the six months ended June 30, 2024 as compared to the six months ended June 30, 2023 was mainly due to a decrease in technical management fees and newbuilding supervision fees as a result of a decrease in the number of vessels under supervision.

Voyage expenses and commissions increased by $89.5 million in the six months ended June 30, 2024 as compared to the six months ended June 30, 2023, due to the delivery of the 24 VLCCs acquired from Euronav and two newbuildings onto voyage charters since January 1, 2023 which increased voyage expenses by $129.1 million, offset by a $39.6 million decrease, mainly due the sale of six VLCCs and four Suezmax tankers since January 1, 2023.

Other operating income

(in thousands of $)	2024	2023
Gain on sale of vessels	94,229	21,959
Gain on pool arrangements	—	1,283
Gain on settlement of claim	—	397
Other gains	—	41
Total other operating income	94,229	23,680

In January 2024, the Company announced that it had entered into an agreement to sell its five oldest VLCCs, built in 2009 and 2010, for an aggregate net sales price of $290.0 million. The vessels were delivered to the new owner in the six months ended June 30, 2024. After repayment of existing debt on the vessels, the transaction generated net cash proceeds of approximately $208.0 million, and the Company recorded a gain of $68.6 million in the six months ended June 30, 2024.

In January 2024, the Company entered into an agreement to sell one of its oldest Suezmax tankers, built in 2010, for a net sale price of $45.0 million. The vessel was delivered to the new owner in the six months ended June 30, 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of approximately $32.0 million, and the Company recorded a gain of $11.8 million in the six months ended June 30, 2024.

In March 2024, the Company entered into an agreement to sell one of its oldest Suezmax tankers, built in 2010, for a net sale of $46.9 million. The vessel was delivered to the new owner in the six months ended June 30, 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of approximately $34.0 million, and the Company recorded a gain of $13.8 million in the six months ended June 30, 2024.

In January 2023, the Company sold one 2009-built VLCC and one 2009-built Suezmax tanker for gross proceeds of $61.0 million and $39.5 million, respectively. The vessels were delivered to new owners in the six months ended June 30, 2023. After repayment of existing debt on the vessels, the transactions generated net cash proceeds of $63.6 million, and the Company recorded a gain of $9.9 million and $2.8 million, respectively, in the six months ended June 30, 2023.

In May 2023, the Company sold one 2010-built Suezmax tanker for gross proceeds of $44.5 million. The vessel was delivered to the new owner in the six months ended June 30, 2023. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $28.2 million, and the Company recorded a gain of $9.3 million in the six months ended June 30, 2023.

In the six months ended June 30, 2023, the Company recorded income of $1.3 million related to the pooling arrangement with SFL which terminated in 2023. In the six months ended June 30, 2023, the Company also recorded an arbitration award of $0.4 million in relation to the failed sale of a vessel.

Ship operating expenses

(in thousands of $)	2024	2023
Ship operating expenses	117,345	87,490

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, lubricating oils and insurances. The technical management of our vessels is provided by third-party ship management companies.

Ship operating expenses increased by $29.9 million in the six months ended June 30, 2024 as compared to the six months ended June 30, 2023 primarily due to the delivery of the 24 VLCCs acquired from Euronav and two newbuildings, offset by the sale of six VLCCs and four Suezmax tankers since January 1, 2023.

Administrative expenses

(in thousands of $)	2024	2023
Administrative expenses	27,412	24,339

Administrative expenses increased by $3.1 million in the six months ended June 30, 2024 as compared to the six months ended June 30, 2023 primarily due to an increase in employee and related costs (including synthetic share option expenses), partially offset by a decrease in professional fees.

Depreciation

(in thousands of $)	2024	2023
Depreciation	171,726	112,642

Depreciation increased in the six months ended June 30, 2024 as compared to the six months ended June 30, 2023 primarily due to the delivery of the 24 VLCCs acquired from Euronav and two newbuildings, since January 1, 2023. These increases were partially offset by a decrease in depreciation due to the sale of six VLCCs and four Suezmax tankers since January 1, 2023.

Finance Income

(in thousands of $)	2024	2023
Interest income	7,561	7,330
Foreign currency exchange gain	313	398
Total finance income	7,874	7,728

Interest income in the six months ended June 30, 2024 and the six months ended June 30, 2023 relates to interest received on bank deposits. The increase is due to a higher average cash balance in 2024 as compared to 2023.

Finance expense

(in thousands of $)	2024	2023
Interest expense	(153,931)	(86,601)
Foreign currency exchange loss	(365)	(30)
Gain on interest rate swaps	9,848	9,226
Other financial expenses	(308)	(402)
Total finance expense	(144,756)	(77,807)

Finance expense increased by $66.9 million in the six months ended June 30, 2024, as compared to the six months ended June 30, 2023, primarily due to the increase in market interest rates and additional interest expense due to the drawdown of term loan facilities in relation to the delivery of the 24 VLCCs acquired from Euronav and two newbuildings, since January 1, 2023. The increase was partially offset by the scheduled repayment of outstanding debt, a reduction due to the full repayment of loan facilities in relation to the sale of six VLCCs and four Suezmax tankers since January 1, 2023, and the increase in gain on interest rate swaps.

Foreign currency exchange differences relate to movements in the U.S. dollar against other currencies used in day-to-day transactions.

Share of results of associated companies

(in thousands of $)	2024	2023
Share of results of associated companies	(920)	4,955

A share of losses of TFG Marine Pte. Ltd. (“TFG Marine”) of $1.6 million was recognized in the six months ended June 30, 2024 (2023: profits of $3.7 million).

A share of profits of FMS Holdco Limited ("FMS Holdco") of $0.7 million was recognized in the six months ended June 30, 2024 (2023: $1.2 million).

Gain (loss) on marketable securities

(in thousands of $)	2024	2023
Gain (loss) on marketable securities	815	(23,968)

In the six months ended June 30, 2024, the Company recognized an unrealized gain of $0.8 million in relation to the marketable securities held at the reporting date (2023: loss of $24.0 million). The unrealized loss in 2023 was primarily related to the 13,664,613 shares held in Euronav, all of which were sold as of December 31, 2023.

Dividends received

(in thousands of $)	2024	2023
Dividends received	1,283	25,500

The dividends received relate to receipts of dividends from investments in marketable securities. The dividends received in the six months ended June 30, 2023 primarily relate to the shares held in Euronav.

Liquidity and Capital Resources

We operate in a capital intensive industry and have historically financed our purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital and borrowings from commercial banks. Our ability to generate adequate cash flows on a short and medium-term basis depends substantially on the trading performance of our vessels in the market. Historically, market rates for charters of our vessels have been volatile. Periodic adjustments to the supply of and demand for oil and product tankers causes the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium-term liquidity. We estimate that average daily cash break-even TCE rates for the next 12 months will be approximately $29,600, $22,300 and $21,200 for our owned VLCCs, Suezmax tankers, and LR2/Aframax tankers, respectively. These are the daily rates our vessels must earn to cover budgeted operating expenses including dry dock expenses, estimated interest expenses, scheduled loan principal repayments, bareboat hire, time charter hire and net general and administrative expenses. These rates do not take into account capital expenditures.

Our funding and treasury activities are conducted within corporate policies to increase investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in British Pounds, Euros, Norwegian Kroner and Singapore Dollars.

Our short-term liquidity requirements relate to payment of operating costs (including drydocking), funding working capital requirements, repayment of debt financing (including interest), payment of upgrading costs, and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity include cash balances, short-term investments and receipts from our customers. Revenues from time charters are generally received monthly or fortnightly in advance while revenues from voyage charters are generally received upon completion of the voyage.

As of June 30, 2024 and December 31, 2023, we had cash and cash equivalents of $359.2 million and $308.3 million, respectively. As of June 30, 2024, cash and cash equivalents includes cash balances of $89.8 million (December 31, 2023: $75.4 million), which represents 50% (December 31, 2023: 50%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. Our interest rate swaps can require us to post cash as collateral based on their fair value. As of June 30, 2024 and December 31, 2023, no cash was required to be posted as collateral in relation to our interest rate swaps.

Our medium and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels and repayment of bank loans. Additional sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, equity issues, public and private debt offerings, vessel sales, sale and leaseback arrangements and asset sales.

Vessel disposals

In January 2024, the Company announced that it had entered into an agreement to sell its five oldest VLCCs, built in 2009 and 2010, for an aggregate net sales price of $290.0 million. The vessels were delivered to the new owner in the six months ended June 30, 2024. After repayment of existing debt on the vessels, the transaction generated net cash proceeds of approximately $208.0 million, and the Company recorded a gain of $68.6 million in the six months ended June 30, 2024.

In January 2024, the Company entered into an agreement to sell one of its oldest Suezmax tankers, built in 2010, for a net sale price of $45.0 million. The vessel was delivered to the new owner in the six months ended June 30, 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of approximately $32.0 million, and the Company recorded a gain of $11.8 million in the six months ended June 30, 2024.

In March 2024, the Company entered into an agreement to sell one of its oldest Suezmax tankers, built in 2010, for a net sale of $46.9 million. The vessel was delivered to the new owner in the six months ended June 30, 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of approximately $34.0 million, and the Company recorded a gain of $13.8 million in the six months ended June 30, 2024.

In June 2024, the Company entered into an agreement to sell its oldest Suezmax tanker, built in 2010, for a net sale price of $48.5 million. The vessel is expected to be delivered to the new owner during the fourth quarter of 2024. After repayment of existing debt on the vessel, the transaction is expected to generate net cash proceeds of approximately $36.5 million, and the Company expects to record a gain of approximately $18.0 million in the fourth quarter of 2024.

Euronav VLCC Acquisition

On October 9, 2023, Frontline entered into a Framework Agreement with Euronav. Pursuant to the Framework Agreement, the Company agreed to purchase 24 VLCCs with an average age of 5.3 years, for an aggregate purchase price of $2,350.0 million from Euronav.

All of the agreements relating to the Acquisition came into effect in November 2023. In December 2023, the Company took delivery of 11 of the vessels for consideration of $1,112.2 million. The Company took delivery of the 13 remaining vessels for consideration of $1,237.8 million in the six months ended June 30, 2024.

Financing

See Note 7 to our Unaudited Condensed Consolidated Interim Financial Statements included herein.

In July 2024, the Company secured a commitment from CMB Financial Leasing Co., Ltd (“CMB”) for a sale-and leaseback agreement in an amount of up to $512.1 million to refinance a sale-and-leaseback agreement for 10 Suezmax tankers, which is subject to execution of final transaction documents to both parties' satisfaction. The lease financing has a tenor of 10 years, carries an interest rate of SOFR plus a margin of 180 basis points and has an amortization profile of 20.6 years commencing on the delivery date from the yard and includes purchase options for Frontline throughout the period. The refinancing is expected to generate net cash proceeds of approximately $101.0 million in the fourth quarter of 2024, which is expected to be partly used to repay the remaining $75.0 million drawn under the $275.0 million senior unsecured revolving credit facility with an affiliate of Hemen.

Dividends

In May 2024, the Board of Directors declared a dividend of $0.62 per share for the first quarter of 2024 which was paid in June 2024.

In August 2024, the Board of Directors declared a dividend of $0.62 per share for the second quarter of 2024 and the dividend is scheduled to be paid on or about September 30, 2024.

Cash Flows
The following summarizes our cash flows from operating, investing and financing activities for the six months ended June 30, 2024.

Net cash provided by operating activities
Net cash provided by operating activities in the six months ended June 30, 2024 was $404.0 million compared to $553.2 million in the six months ended June 30, 2023.

The decrease was primarily due to (i) the movement in other operating assets and liabilities which decreased the cash generated from operating activities by $53.7 million. The movement in working capital balances are impacted by the timing of voyages and in particular the timing of the billing and receipt of freights, and also by the timing of fueling and consumption of fuel on board our vessels; (ii) an increase in voyage and ship operating expenses by $89.5 million and $29.7 million, respectively, mainly due to the net increase in the fleet; (iii) the increase in interest paid of $50.2 million as a result the increase in market interest rates and the additional debt drawdowns since January 1, 2023; (iv) a reduction in cash received from dividends of $24.2 million due to the disposal of the shares held in Euronav in November 2023; (v) the payment of debt issuance costs of $17.5 million largely due to the financing of acquired vessels; and (vi) the receipt of dividends of $7.3 million from our investment in TFG Marine; in the six months ended June 30, 2023.

The decrease in cash provided by operating activities was partially offset by an increase in total operating revenues and other income of $122.6 million primarily due to the net increase in the fleet since January 1, 2023 partially offset by the decrease in market freight rates, the sale of six VLCCs and four Suezmax tankers since January 1, 2023 and also by the net increase in the number of vessels on long-term and short-term time charters since January 1, 2023.

Our reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average freight rates earned by our vessels in periods subsequent to June 30, 2024, compared with the actual freight rates achieved during the six months ended June 30, 2024, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities.
Net cash used in investing activities
Net cash used in investing activities of $526.1 million in the six months ended June 30, 2024 comprised mainly of payments of $890.0 million towards the Acquisition and capitalized additions of $18.5 million, primarily in respect of upgrades and drydockings. The cash used in investing activities was partially offset by the proceeds of $382.4 million from the sale of five VLCCs and two Suezmax tankers in the period.

Net cash provided by financing activities
Net cash provided in financing activities of $173.0 million in the six months ended June 30, 2024 was primarily due to debt drawdowns of $1,355.0 million, partially offset by debt repayments of $961.1 million and $220.4 million of cash dividends paid.

Debt restrictions
The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months.

Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. If the lender were to take such actions, the Company might not have sufficient funds or other resources to satisfy its obligations. The Company was in compliance with all of the financial covenants contained in the Company's loan agreements as of June 30, 2024.
We believe that cash on hand and borrowings under our current and committed credit facilities, along with cash generated from operating activities will be sufficient to fund our requirements for, at least, the twelve months from the date of this interim report.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk
The Company is exposed to the impact of interest rate changes primarily through its floating-rate borrowings that require the Company to make interest payments based on the Secured Overnight Financing Rate ("SOFR"). Significant increases in interest rates could adversely affect results of operations and ability to service debt. The Company uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to reduce the risks and costs associated with its floating-rate debt. The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements.

As of June 30, 2024, the Company's outstanding debt, which was at variable interest rates, net of the amount subject to interest rate swap agreements, was $3,235.7 million. Based on this, a one percentage point increase in annual interest rates would increase its annual interest expense by approximately $32.4 million, excluding the effects of capitalization of interest.

Interest Rate Swap Agreements
In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to a fixed rate, with a forward start date of February 2019. In March 2020, the Company entered into three interest rate swaps with DNB whereby the floating interest rate on notional debt totaling $250.0 million was switched to a fixed rate. In April 2020, the Company entered into two interest rate swaps with Nordea Bank Norge ("Nordea") whereby the floating interest rate on notional debt totaling $150.0 million was switched to a fixed rate. The reference rate for our interest rate swaps is SOFR. The aggregate fair value of these swaps as of June 30, 2024 was an asset of $36.5 million (December 2023: $39.1 million) and a payable of nil (December 2023: nil). The fair value (Level 2) of the Company’s interest rate swap agreements is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the current credit worthiness of both the Company and the derivative counterparty. The estimated fair value is the present value of future cash flows. The Company recorded a gain on these interest swaps of $9.8 million in the six months ended June 30, 2024 (2023: gain of $9.2 million).

Foreign Currency Risk
The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, its functional currency. Certain of its subsidiaries report in British pounds, Norwegian kroner or Singapore dollars and risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have an effect on the value of cash flows; and a translation risk, which is the impact of currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars in the condensed consolidated interim financial statements.

Inflation
Significant global inflationary pressures (caused by events such as the war between Russia and Ukraine) increase operating, voyage, general and administrative and financing costs. Historically, shipping companies are accustomed to navigating in shipping downturns, coping with inflationary pressures and monitoring costs to preserve liquidity, as they typically encourage suppliers and service providers to lower rates and prices.

Price Risk
Our exposure to equity securities price risk arises from marketable securities held by the Company which are listed equity securities and are carried at fair value through profit or loss unless the election to present subsequent changes in the investment's fair value in other comprehensive income is made.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report and the documents incorporated by reference may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline plc. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this documents, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•the strength of world economies;
•fluctuations in currencies and interest rates, including central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates;
•the impact that any discontinuance, modification or other reform or the establishment of alternative reference rates have on the Company’s floating interest rate debt instruments;
•general market conditions, including fluctuations in charter hire rates and vessel values;
•changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction;
•the highly cyclical nature of the industry that we operate in;
•the loss of a large customer or significant business relationship;
•changes in worldwide oil production and consumption and storage;
•changes in the Company's operating expenses and cash flows, including bunker prices, dry docking, crew costs and insurance costs;
•planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking, surveys and upgrades;
•risks associated with any future vessel construction;
•our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned;
•our ability to successfully compete for and enter into new time charters or other employment arrangements for our existing vessels after our current time charters expire and our ability to earn income in the spot market;
•availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements;
•availability of skilled crew members other employees and the related labor costs;
•work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;

•compliance with governmental, tax, environmental and safety regulation, any non-compliance with U.S. or European Union regulations;
•the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance, or ESG, policies;
•Foreign Corrupt Practices Act of 1977, or FCPA, or other applicable regulations relating to bribery;
•general economic conditions and conditions in the oil industry;
•effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom;
•new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or imposed by regional or national authorities such as the European Union or individual countries;
•vessel breakdowns and instances of off-hire;
•the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate;
•potential conflicts of interest involving members of our board of directors and senior management;
•the failure of counter parties to fully perform their contracts with us;
•changes in credit risk with respect to our counterparties on contracts;
•our dependence on key personnel and our ability to attract, retain and motivate key employees;
•adequacy of insurance coverage;
•our ability to obtain indemnities from customers;
•changes in laws, treaties or regulations;
•the volatility of the price of our ordinary shares;
•our incorporation under the laws of Cyprus and the different rights to relief that may be available compared to other countries, including the United States;
•changes in governmental rules and regulations or actions taken by regulatory authorities;
•government requisition of our vessels during a period of war or emergency;
•potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions;
•the arrest of our vessels by maritime claimants;
•general domestic and international political conditions or events, including “trade wars”;
•any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries;
•potential disruption of shipping routes due to accidents, environmental factors, political events, public health threats, international hostilities including the ongoing developments in the Ukraine region and the development in the Middle East, including the armed conflict in Israel and the Gaza Strip, acts by terrorists or acts of piracy on ocean-going vessels;
•the length and severity of epidemics and pandemics and their impacts on the demand for seaborne transportation of crude oil and refined products;
•the impact of port or canal congestion;
•business disruptions due to adverse weather, natural disasters or other disasters outside our control; and
•other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements. Please see our Risk Factors in Item 3 of the Company's Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Commission on April 26, 2024 for a more complete discussion of these and other risks and uncertainties.

Frontline plc
INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Frontline plc
Condensed Consolidated Statements of Profit or Loss for the six months ended June 30, 2024 and June 30, 2023
(in thousands of $, except per share data)

	Note	2024	2023
Revenues and other operating income
Revenues	5	1,134,423	1,010,095
Other operating income	5	94,229	23,680
Total revenues and other operating income		1,228,652	1,033,775
Operating expenses
Voyage expenses and commissions		404,983	315,437
Ship operating expenses		117,345	87,490
Administrative expenses		27,412	24,339
Depreciation	6	171,726	112,642
Total operating expenses		721,466	539,908
Net operating income		507,186	493,867
Other income (expenses)
Finance income		7,874	7,728
Finance expense		(144,756)	(77,807)
Gain (loss) on marketable securities		815	(23,968)
Share of results of associated companies	9	(920)	4,955
Dividends received		1,283	25,500
Net other expenses		(135,704)	(63,592)
Profit before income taxes		371,482	430,275
Income tax benefit (expense)		(3,089)	25
Profit for the period		368,393	430,300

Basic and diluted earnings per share	4	$1.65	$1.93

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Frontline plc
Condensed Consolidated Statements of Comprehensive Income for the six months ended June 30, 2024 and June 30, 2023
(in thousands of $)

	Note	2024	2023
Comprehensive income
Profit for the period		368,393	430,300
Items that may be reclassified to profit or loss:
Foreign currency translation gain		446	131
Other comprehensive income		446	131
Comprehensive income		368,839	430,431

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Frontline plc
Condensed Consolidated Statements of Financial Position as of June 30, 2024 and December 31, 2023
(in thousands of $)

	Note	2024	2023
ASSETS
Current assets
Cash and cash equivalents	7, 8	359,236	308,322
Marketable securities	8	8,247	7,432
Trade and other receivables	8	147,752	124,647
Related party receivables	9	21,205	19,292
Inventories		148,552	135,161
Voyages in progress		137,845	110,061
Prepaid expenses and accrued income		17,562	15,753
Derivative instruments receivable	8	5,758	—
Other current assets		13,111	7,258
Total current assets		859,268	727,926
Non-current assets
Vessels and equipment	6	5,435,574	4,633,169
Right-of-use assets		1,864	2,236
Goodwill		112,452	112,452
Derivative instruments receivable	8	30,790	39,117
Investment in associated companies	9	11,467	12,386
Prepaid consideration	6	—	349,151
Other non-current assets		—	6,329
Total assets		6,451,415	5,882,766

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	7	455,040	261,999
Current portion of obligations under leases		1,130	1,104
Related party payables	9	54,510	47,719
Trade and other payables	8	111,128	98,232
Total current liabilities		621,808	409,054
Non-current liabilities
Long-term debt	7	3,402,413	3,194,464
Obligations under leases		942	1,430
Other non-current payables		463	472
Total liabilities		4,025,626	3,605,420

Equity
Share capital	4	222,623	222,623
Additional paid in capital		604,687	604,687
Contributed surplus		1,004,094	1,004,094
Accumulated other reserves		861	415
Retained earnings		593,996	445,999
Total equity attributable to the shareholders of the Company		2,426,261	2,277,818
Non-controlling interest		(472)	(472)
Total equity		2,425,789	2,277,346
Total liabilities and equity		6,451,415	5,882,766

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Frontline plc
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2024 and June 30, 2023
(in thousands of $)

	Note	2024	2023

Net cash provided by operating activities		404,010	553,154
Investing activities
Additions to newbuildings, vessels and equipment	6	(908,493)	(153,280)
Proceeds from sale of vessels	5	382,350	142,740
Cash inflow on repayment of loan to associated companies		—	1,388
Net cash used in investing activities		(526,143)	(9,152)
Financing activities
Proceeds from issuance of debt	7	1,355,037	259,375
Repayment of debt	7	(961,132)	(356,625)
Repayment of obligations under leases		(462)	(411)
Cash dividends paid	4	(220,396)	(394,043)
Net cash provided by (used in) financing activities		173,047	(491,704)

Net change in cash and cash equivalents		50,914	52,298
Cash and cash equivalents at the beginning of period		308,322	254,525
Cash and cash equivalents at the end of period		359,236	306,823

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Frontline plc
Condensed Consolidated Statements of Changes in Equity for the six months ended June 30, 2024 and June 30, 2023
(in thousands of $, except number of shares)

	Note	2024	2023
Number of shares outstanding
Balance at the beginning and the end of the period	4	222,622,889	222,622,889

Share capital
Balance at the beginning and the end of the period	4	222,623	222,623

Additional paid in capital
Balance at the beginning and the end of the period		604,687	604,687

Contributed surplus
Balance at the beginning and the end of the period		1,004,094	1,004,094

Accumulated other reserves
Balance at the beginning of the period		415	454
Other comprehensive income		446	131
Balance at the end of the period		861	585

Retained earnings
Balance at the beginning of the period		445,999	428,513
Profit for the period		368,393	430,300
Cash dividends	4	(220,396)	(394,043)
Balance at the end of the period		593,996	464,770

Total equity attributable to the shareholders of the Company		2,426,261	2,296,759

Non-controlling interest
Balance at the beginning and the end of the period		(472)	(472)

Total equity		2,425,789	2,296,287

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Frontline plc
Notes to the Unaudited Condensed Consolidated Interim Financial Statements

1. BASIS OF PREPARATION

The Unaudited Condensed Consolidated Interim Financial Statements of Frontline plc (“Frontline” or the “Company”) have been prepared on the same basis as the Company’s Audited Consolidated Financial Statements and should be read in conjunction with the Annual Consolidated Financial Statements and accompanying Notes included in the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on April 26, 2024. The results of operations for the interim period ended June 30, 2024 are not necessarily indicative of the results for the year ending December 31, 2024.

The Unaudited Condensed Consolidated Interim Financial Statements are prepared in accordance with IAS 34 Interim Financial Reporting. The Unaudited Condensed Consolidated Interim Financial Statements include the assets and liabilities of the Company and its subsidiaries.

These Unaudited Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on September 27, 2024.

2. USE OF JUDGMENTS AND ESTIMATES

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

3. CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

The Unaudited Condensed Consolidated Interim Financial Statements are prepared in accordance with the accounting policies, which are described in the Company's Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the Securities and Exchange Commission on April 26, 2024.

New standards and interpretations

During the current financial period, the Company has adopted all the applicable new and revised Standards and Interpretations that were issued by the IASB and the International Financial Reporting Interpretations Committee (IFRIC) of the IASB. The following new Standards, Interpretations and Amendments issued by the IASB and the IFRIC are effective for the current financial period:
•Amendments to IAS 1 Presentation of Financial Statements to specify the requirements for classifying liabilities as current or non-current.

The adoption of these amendments had no material effect on the financial statements.

New and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s interim financial statements are disclosed below. The below list includes the new standards and amendments that we believe are the most relevant for the Company:

•In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements, which replaces IAS 1, with a focus on updates to the statement of profit or loss. The new standard is effective for annual reporting periods beginning on or after January 1, 2027 and must be applied retrospectively. The key new concepts introduced in IFRS 18 relate to:
◦the structure of the statement of profit or loss;
◦required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and
◦enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

•In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments which amended IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. The amendments include clarifying the date of recognition and derecognition of some financial assets and liabilities and new disclosures for certain instruments with contractual terms that can change cash flows. The amendments are effective for annual reporting periods beginning on or after January 1, 2026 and must be applied retrospectively.

The Company is currently assessing the impact of the new and amended standards on its financial statements. The Company has not applied or early adopted any new IFRS requirements that are not yet effective as of June 30, 2024.

4. EARNINGS PER SHARE

The authorized share capital of the Company as of June 30, 2024 was $600,000,000 divided into 600,000,000 shares of $1.00 nominal value each, of which 222,622,889 shares (December 31, 2023: 222,622,889 shares) of $1.00 nominal value each are in issue and fully paid.

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows for the six months ended June 30, 2024 and June 30, 2023:

(in thousands of $)	2024	2023
Profit for the period	368,393	430,300

(in thousands)
Weighted average number of basic and diluted shares	222,623	222,623

Cash dividends paid per share	$0.99	$1.77

5. REVENUE AND OTHER OPERATING INCOME
Revenues

The lease and non-lease components of our revenues in the six months ended June 30, 2024 were as follows:

(in thousands of $)	Lease	Non-lease	Total
Voyage charter revenues	610,186	483,021	1,093,207
Time charter revenues	26,330	9,340	35,670
Administrative income	—	5,546	5,546
Total revenues	636,516	497,907	1,134,423

The lease and non-lease components of our revenues in the six months ended June 30, 2023 were as follows:

(in thousands of $)	Lease	Non-lease	Total
Voyage charter revenues	591,703	379,346	971,049
Time charter revenues	24,374	6,534	30,908
Administrative income	—	8,138	8,138
Total revenues	616,077	394,018	1,010,095

Four LR2 tankers were on fixed rate time charters as of June 30, 2024.

In March 2024, the Company entered into a fixed rate time charter-out contract for one VLCC to a third party on a three-year time charter at a daily base rate of $51,500. The time charter commenced in the third quarter of 2024.

In April 2024, the Company entered into a time charter-out contract for one Suezmax tanker to a third party on a three-year time charter at a daily base rate of $32,950 plus 50% profit share.

Other operating income

Other operating income in the six months ended June 30, 2024 and June 30, 2023 was as follows:

(in thousands of $)	2024	2023
Gain on sale of vessels	94,229	21,959
Gain on settlement of claim	—	397
Gain on pool arrangements	—	1,283
Other gains	—	41
Total other operating income	94,229	23,680

In January 2024, the Company announced that it had entered into an agreement to sell its five oldest VLCCs, built in 2009 and 2010, for an aggregate net sales price of $290.0 million. The vessels were delivered to the new owner in the six months ended June 30, 2024. After repayment of existing debt on the vessels, the transaction generated net cash proceeds of approximately $208.0 million, and the Company recorded a gain of $68.6 million in the six months ended June 30, 2024.

In January 2024, the Company entered into an agreement to sell one of its oldest Suezmax tankers, built in 2010, for a net sale price of $45.0 million. The vessel was delivered to the new owner in the six months ended June 30, 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of approximately $32.0 million, and the Company recorded a gain of $11.8 million in the six months ended June 30, 2024.

In March 2024, the Company entered into an agreement to sell one of its oldest Suezmax tankers, built in 2010, for a net sale of $46.9 million. The vessel was delivered to the new owner in the six months ended June 30, 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of approximately $34.0 million, and the Company recorded a gain of $13.8 million in the six months ended June 30, 2024.

In June 2024, the Company entered into an agreement to sell its oldest Suezmax tanker, built in 2010, for a net sale price of $48.5 million. The vessel is expected to be delivered to the new owner during the fourth quarter of 2024. After repayment of existing debt on the vessel, the transaction is expected to generate net cash proceeds of approximately $36.5 million, and the Company expects to record a gain of approximately $18.0 million in the fourth quarter of 2024.

In January 2023, the Company sold one 2009-built VLCC and one 2009-built Suezmax tanker for gross proceeds of $61.0 million and $39.5 million, respectively. The vessels were delivered to new owners in the six months ended June 30, 2023. After repayment of existing debt on the vessels, the transactions generated net cash proceeds of

$63.6 million, and the Company recorded a gain of $9.9 million and $2.8 million, respectively, in the six months ended June 30, 2023.

In May 2023, the Company sold one 2010-built Suezmax tanker, for gross proceeds of $44.5 million. The vessel was delivered to the new owner in the six months ended June 30, 2023. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $28.2 million, and the Company recorded a gain of $9.3 million in the six months ended June 30, 2023.

In the six months ended June 30, 2023, the Company recorded income of $1.3 million related to the pooling arrangement with SFL which terminated in 2023. In the six months ended June 30, 2023, the Company also recorded an arbitration award of $0.4 million in relation to the failed sale of a vessel.

6. VESSELS AND EQUIPMENT

Movements in the six months ended June 30, 2024 were as follows;

(in thousands of $)	Vessels and equipment	Drydock component	Total
Cost
As of December 31, 2023	5,464,799	147,655	5,612,454
Additions	1,235,065	24,809	1,259,874
Disposals	(714,938)	(23,670)	(738,608)
As of June 30, 2024	5,984,926	148,794	6,133,720

Accumulated depreciation
As of December 31, 2023	(890,918)	(88,367)	(979,285)
Charge for the period	(159,985)	(11,369)	(171,354)
Disposals	434,798	17,695	452,493
As of June 30, 2024	(616,105)	(82,041)	(698,146)

Net book value as of June 30, 2024	5,368,821	66,753	5,435,574

Euronav VLCC Acquisition

On October 9, 2023, Frontline entered into a Framework Agreement (the “Framework Agreement”) with Euronav NV ("Euronav"). Pursuant to the Framework Agreement, the Company agreed to purchase 24 VLCCs with an average age of 5.3 years, for an aggregate purchase price of $2,350.0 million from Euronav (the "Acquisition").

All of the agreements relating to the Acquisition came into effect in November 2023. In December 2023, the Company took delivery of 11 of the vessels for consideration of $1,112.2 million. The Company had a commitment of $890.0 million for the remaining 13 vessels to be delivered excluding $347.8 million of prepaid consideration as of December 31, 2023. The Company took delivery of the 13 remaining vessels for consideration of $1,237.8 million in the six months ended June 30, 2024.

In the six months ended June 30, 2024, the Company also:
•sold five VLCCs and two Suezmax tankers,
•completed the installation of a ballast water treatment system on one vessel, and
•performed dry docks on eight vessels.

7. INTEREST BEARING LOANS AND BORROWINGS

Movements in the Company's interest bearing loans and borrowings in the six months ended June 30, 2024 are summarized as follows:

(in thousands of $)	December 31, 2023	Proceeds	Repayments	Other	June 30, 2024
Floating rate debt	3,279,626	1,355,037	(861,132)	7,672	3,781,203
Fixed rate debt	176,837	—	(100,000)	(587)	76,250
Total debt	3,456,463	1,355,037	(961,132)	7,085	3,857,453

In November 2023, the Company entered into a senior secured term loan facility in an amount of up to $1,410.0 million with a group of our relationship banks to partly finance the Acquisition. The facility has a tenor of five years, carries an interest rate of the Secured Overnight Financing Rate (“SOFR”) plus a margin in line with the Company’s existing loan facilities and has an amortization profile of 20 years commencing on the delivery date from the yard. In December 2023, the Company drew down $891.3 million under the facility to partly finance the Acquisition. Up to $518.7 million remained available and undrawn under the facility as of December 31, 2023 all of which was drawn down to partially finance the remaining 13 vessels delivered as a result of the Acquisition in the six months ended June 30, 2024. The facility is fully drawn down as of June 30, 2024.

In November 2023, the Company entered into a subordinated unsecured shareholder loan in an amount of up to $539.9 million with Hemen Holding Limited ("Hemen"), the Company's largest shareholder, to partly finance the Acquisition (the "Hemen shareholder loan"). The Hemen shareholder loan has a tenor of five years and carries an interest rate of SOFR plus a margin equal to the $1,410.0 million facility, in line with the Company’s existing loan facilities. In December 2023, the Company drew down $235.0 million under the Hemen shareholder loan to partly finance the Acquisition. Up to $304.9 million remained available to be drawn as of December 31, 2023. In January 2024, the Company drew down $60.0 million to partly finance the remaining 13 vessels delivered as a result of the Acquisition in the six months ended June 30, 2024. In June 2024, the Company repaid $147.5 million under the Hemen shareholder loan and no amount remained available to be drawn as of June 30, 2024. In August 2024, the Company repaid the Hemen shareholder loan in full.

In December 2023, the Company drew down $99.7 million under its $275.0 million senior unsecured revolving credit facility with an affiliate of Hemen, to partly finance the Acquisition. In April 2024, the Company repaid $100.0 million under the facility. Up to $200.0 million remains available to be drawn following the repayment.

In February 2024, the Company entered into a secured term loan facility in an amount of up to $94.5 million with KFW Bank to refinance two LR2 tankers. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 180 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. The refinancing generated net cash proceeds of approximately $38.0 million. The new facility is fully drawn down as of June 30, 2024.

In March 2024, the Company entered into a senior secured term loan facility in an amount of up to $219.6 million with a syndicate of banks to refinance six LR2 tankers. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 180 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. The refinancing generated net cash proceeds of approximately $101.0 million. The new facility is fully drawn down as of June 30, 2024.

In May 2024, the Company entered into a senior secured term loan facility in an amount of up to $606.7 million with China Exim Bank and DNB, insured by China Export and Credit Insurance Corporation, to refinance eight Suezmax tankers and eight LR2 tankers. The facility has a tenor of approximately nine years, carries an interest rate of SOFR plus a margin in line with the Company’s existing loan facilities and has an amortization profile of approximately 19.7 years commencing on the delivery date from the yard. In June 2024, the Company drew down $306.5 million under the facility. Up to $300.2 million remained available and undrawn as of June 30, 2024, all of which was drawn down in August 2024. The refinancing generated net cash proceeds of approximately $275.0 million, of which $135.3 million was generated in the six months ended June 30, 2024.

Debt restriction

The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. As of June 30, 2024, cash and cash equivalents includes cash balances of $89.8 million (December 31, 2023: $75.4 million), which represents 50% (December 31, 2023: 50%) of the cash required to be maintained by the financial covenants in our loan agreements.

The Company was in compliance with all of the financial covenants contained in the Company's loan agreements as of June 30, 2024 and December 31, 2023.

Assets pledged

(in thousands of $)	June 30, 2024	December 31, 2023
Vessels	5,435,342	4,632,901

8. FINANCIAL INSTRUMENTS - FAIR VALUES AND RISK MANAGEMENT

Interest rate swap agreements

In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to a fixed rate. The contract had a forward start date of February 2019.

In March 2020, the Company entered into three interest rate swaps with DNB whereby the floating interest rate on notional debt totaling $250.0 million was switched to a fixed rate.

In April 2020, the Company entered into two interest rate swaps with Nordea whereby the floating interest rate on notional debt totaling $150.0 million was switched to a fixed rate.

The reference rate for our interest rate swaps is SOFR.

As of June 30, 2024, the Company recorded a derivative instrument receivable of $36.5 million (December 31, 2023: $39.1 million) and no derivative instrument payable (December 31, 2023: nil) in relation to these agreements. The Company recorded a gain on derivatives of $9.8 million in the six months ended June 30, 2024 (six months ended June 30, 2023: gain of $9.2 million) in relation to these agreements.

The interest rate swaps are not designated as hedges and are summarized as of June 30, 2024 as follows:

Notional Amount	Inception Date	Maturity Date	Fixed Interest Rate
($000s)
150,000	February 2016	February 2026	2.1970%
100,000	March 2020	March 2027	0.9750%
50,000	March 2020	March 2027	0.6000%
100,000	March 2020	March 2025	0.9000%
100,000	April 2020	April 2027	0.5970%
50,000	April 2020	April 2025	0.5000%
550,000

Fair Values
The carrying value and estimated fair value of the Company's financial assets and liabilities as of June 30, 2024 and December 31, 2023 are as follows:

	2024		2023
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets measured at fair value through profit or loss
Derivative instruments receivable - non-current	30,790	30,790	39,117	39,117
Derivative instruments receivable - current	5,758	5,758	—	—
Marketable securities	8,247	8,247	7,432	7,432
Financial assets not measured at fair value
Cash and cash equivalents	359,236	359,236	308,322	308,322
Receivables	147,752	147,752	124,647	124,647
Financial liabilities not measured at fair value
Trade and other payables	111,128	111,128	98,232	98,232
Floating rate debt	3,781,203	3,829,759	3,279,626	3,322,347
Fixed rate debt	76,250	78,752	176,837	184,462

The estimated fair value of financial assets and liabilities as of June 30, 2024 are as follows:

(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Financial assets measured at fair value through profit or loss
Derivative instruments receivable - non-current	30,790	—	30,790	—
Derivative instruments receivable - current	5,758	—	5,758	—
Marketable securities	8,247	8,247	—	—
Financial assets not measured at fair value
Cash and cash equivalents	359,236	359,236	—	—
Financial liabilities not measured at fair value
Floating rate debt	3,829,759	—	3,829,759	—
Fixed rate debt	78,752	—	—	78,752

Measurement of fair values

Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs that were used.

Financial instruments measured at fair value
Type	Valuation Techniques	Significant unobservable inputs
Interest rate swaps	Fair value was determined based on the present value of the estimated future cash flows.	Not applicable.
Marketable securities	Fair value was determined based on the quoted market prices of the securities.	Not applicable.

Financial instruments not measured at fair value
Type	Valuation Techniques	Significant unobservable inputs
Floating rate debt	Discounted cash flow.	Not applicable.
Fixed rate debt	Discounted cash flow.	Discount rate.

Assets Measured at Fair Value on a Recurring Basis

The fair value (level 2) of interest rate swaps is the present value of the estimated future cash flows that the Company would receive or pay to terminate the agreements at the end of the reporting period, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both the Company and the derivative counterparty.

Marketable securities are listed equity securities for which the fair value at the end of the period is the aggregate market value based on quoted market prices (level 1).

There were no transfers between these levels in 2024 and 2023.

Financial risk management

In the course of its normal business, the Company is exposed to the following risks:
•Credit risk,
•Liquidity risk, and
•Market risk (interest rate risk, foreign currency risk, and price risk).

The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations if they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due. The Company has entered into several loan facilities whose maturities are spread over different years (see Note 7).

The following are the remaining contractual maturities of financial liabilities:

		Contractual cash flows at June 30, 2024
(in thousands of $)	Carrying Value	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Floating rate debt	3,781,203	3,785,700	409,730	3,114,889	261,081
Fixed rate debt	76,250	75,000	—	75,000	—
Interest on floating rate debt	—	869,599	253,597	566,876	49,126
Interest on fixed rate debt	—	10,951	6,080	4,871	—
Operating lease liabilities	2,072	2,072	1,130	942	—
Trade and other payables	111,128	111,128	111,128	—	—

The Company has secured bank loans that contain loan covenants. A future breach of covenant may require the Company to repay the loan earlier than indicated in the above table. For more details on these covenants, see Note 7.

The carrying values of fixed and floating rate debt include accrued interest as of the reporting date. The interest on floating rate debt is based on the SOFR spot rate as of June 30, 2024. The interest on fixed rate debt is based on the contractual interest rate for the periods presented. It is not expected that the cash flows included in the table above (the maturity analysis) could occur significantly earlier, or at significantly different amounts than stated above.

Capital management

We operate in a capital intensive industry and have historically financed our purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital and borrowings from commercial banks. Our ability to generate adequate cash flows on a short and medium term basis depends substantially on the trading performance of our vessels in the market. Our funding and treasury activities are conducted within corporate policies to increase investment returns while maintaining appropriate liquidity for our requirements.

The Company’s objectives when managing capital are to:
•safeguard our ability to continue as a going concern, so that we can continue to provide returns for shareholders and benefits for other stakeholders, and
•maintain an optimal capital structure to reduce the cost of capital.

The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt.

9. RELATED PARTY TRANSACTIONS AND AFFILIATED COMPANIES
We transact business with the following related parties and affiliated companies, an affiliated company being a company in which Hemen and companies associated with Hemen have significant influence or control: SFL, Seatankers Management Norway AS, Seatankers Management Co. Ltd, Golden Ocean Group Limited ("Golden Ocean"), Alta Trading UK Limited, Archer Limited, Flex LNG Ltd, Avance Gas Holding Ltd. ("Avance Gas"), and Front Ocean Management AS ("Front Ocean Management"). We also own interests in TFG Marine and Clean Marine AS (through our interest in FMS Holdco) which are accounted for as equity method investments.

Summary

A summary of transactions with related parties and affiliated companies for the six months ended June 30, 2024 and 2023 was as follows:

(in thousands of $)	2024	2023
Revenues and other operating income
Seatankers Management Co. Ltd	1,109	1,085
SFL	1,837	3,558
Golden Ocean	748	2,253
Flex LNG Ltd	736	835
Avance Gas	929	1,042
TFG Marine	186	642
Total revenues and other operating income	5,545	9,421

Operating expenses
Front Ocean Management	1,558	1,272
Seatankers Management Norway AS	351	551
Seatankers Management Co. Ltd	215	271
Total operating expenses	2,124	2,094

Other income (expenses)
Shareholder loan facility finance expense	(10,936)	—
Revolving credit facility finance expense	(6,903)	(7,567)
FMS Holdco share of results	711	1,208
TFG Marine share of results	(1,631)	3,747
Total other expenses	(18,759)	(2,612)

Revenues earned from related parties and affiliated companies comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, and administrative services. Operating expenses paid to related parties and affiliated companies comprise rental for vessels and office space, support staff costs, and corporate administration.

Related party and affiliated company balances

A summary of balances due from related parties and affiliated companies as of June 30, 2024 and December 31, 2023 was as follows:

(in thousands of $)	June 30, 2024	December 31, 2023
SFL	4,515	4,652
Seatankers Management Co. Ltd	1,859	726
Golden Ocean	11,743	11,147
Alta Trading UK Limited	—	8
Flex LNG Ltd	430	455
TFG Marine	1,479	1,117
Avance Gas	1,068	1,080
Other related parties and affiliated companies	111	107
Related party and affiliated company receivables	21,205	19,292

Balances due from related parties and affiliated companies are primarily derived from newbuilding supervision fees, technical and commercial management fees, and recharges for administrative services.

A summary of balances due to related parties and affiliated companies at June 30, 2024 and December 31, 2023 was as follows:

(in thousands of $)	June 30, 2024	December 31, 2023
SFL	7,773	6,407
Seatankers Management Co. Ltd	448	337
Golden Ocean	17,211	13,837
Flex LNG Ltd	512	549
TFG Marine	27,922	25,956
Front Ocean Management	11	71
Avance Gas	633	562
Related party and affiliated company payables	54,510	47,719
Shareholder loan facility	147,500	235,000
Revolving credit facility	75,000	175,000
Total due to related parties and affiliated companies	277,010	457,719

Related party and affiliated company payables are primarily for bunker purchases, supplier rebates, loan interest and corporate administration fees.

Transactions with associated companies

A share of losses of TFG Marine of $1.6 million was recognized in the six months ended June 30, 2024 (2023: profit of $3.7 million). The Company also entered into a bunker supply arrangement with TFG Marine, under which it has paid $291.2 million to TFG Marine in the six months ended June 30, 2024 (2023: $193.1 million) and $27.9 million remained due as of June 30, 2024 (December 31, 2023: $26.0 million).

A share of profits of FMS Holdco of $0.7 million was recognized in the six months ended June 30, 2024 (2023: $1.2 million).

Transactions with key management personnel

The total amount of the remuneration earned by all directors and key management personnel for their services in the six months ended June 30, 2024 and 2023 was as follows:

(in thousands of $)	2024	2023
Total remuneration	5,416	2,316
of which:
Paid in capacity as directors	2,440	996
Other remuneration	2,976	1,320

The directors annually review the remuneration of the members of key management personnel. Directors' fees are approved annually at the Annual General Meeting. No pensions were paid to directors or past directors. No compensation was paid to directors or past directors in respect of loss of office. Total remuneration consists of a fixed and a variable component and can be summarized as follows:

(in thousands of $)	2024	2023
Total fixed remuneration	464	419
of which:
Cost of pension	15	11
Total variable remuneration	4,952	1,898
of which:
Share based payments	2,976	2,005

10. COMMITMENTS AND CONTINGENCIES

In June 2024, the Company attended an introductory hearing before the Enterprise Court in Antwerp, Belgium, in response to a summons received from certain funds managed by FourWorld Capital Management LLC (“FourWorld”) in connection with their claims pertaining to the integrated solution for the strategic and structural deadlock within Euronav announced on October 9, 2023, and Euronav’s acquisition of CMB.TECH NV. FourWorld claims that the transactions should be rescinded and in addition has requested the court to order Compagnie Maritime Belge NV and Frontline to pay damages in an amount to be determined in the course of the proceedings. A procedural calendar has been agreed and the case is scheduled for oral court pleadings in May 2026, after which a judgment will be rendered. The Company finds the claims to be without merit and intends to vigorously defend against them.

11. SUBSEQUENT EVENTS

In August 2024, the Board of Directors declared a dividend of $0.62 per share for the second quarter of 2024 and the dividend is scheduled to be paid on or about September 30, 2024.

Refer to Note 5 and Note 7 for details of other transactions that have concluded subsequent to June 30, 2024 pertaining to sales of vessels, time charter-out contracts and debt.